SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: March 26, 2003
(Date of earliest event reported)

D E E R E   &   C O M P A N Y
(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)

1-4121
(Commission File Number)

36-2382580
(IRS Employer Identification No.)

One John Deere Place
Moline, Illinois 61265
(Address of principal executive offices and zip code)

(309)765-8000
(Registrant's telephone number, including area code)

_____
(Former name or former address, if changed since last report.)

Item 9. Regulation FD Disclosure

 Deere & Company
One John Deere Place
Moline, IL 61265 USA
Phone: 309-765-8000
www.deere.com

DEERE TO WEBCAST COMMENTS AT DEUTSCHE BANK CONFERENCE

   MOLINE, IL -- (26 March 2003) Deere & Company today said its comments at the Deutsche Bank Basic Industries Conference next week will be broadcast over the Internet. Marie Ziegler, vice president of investor relations, is scheduled to present on April 2 from 10:00-10:30 a.m. EST. The comments can be accessed at *www.deere.com/dbconf* using Windows Media Player.

   John Deere is the world's foremost producer of agricultural equipment as well as a leading manufacturer of construction, forestry, and commercial and consumer equipment. The company also provides credit, special technology, and managed health-care products and services.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

DEERE & COMPANY

By: */s/ JAMES H. BECHT*
      James H. Becht
      Secretary

Dated: March 26, 2003